Exhibit 23.1

                          Independent Auditors' Consent



The Board of Directors
GSE Systems, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-08805) on Form S-8 of GSE Systems, Inc. of our report dated March 21, 2003 relating to the consolidated balance sheets of GSE Systems, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of GSE Systems, Inc. Our report refers to the Company's adoption of SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.


/S/ KPMG LLP
Baltimore, Maryland
March 28, 2003